Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

October 28, 2013

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Michael Haim Ben-Dor

ID Number: 010178416

Type of Holder: Director

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260397

Name and Type of Security: Series D Debentures

Type of Change: purchase of debentures on the TASE

Date of Change: October 22, 2013—October 23, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 111,300

Holding Percentage of this type of Securities on the last report: 0.01%

Change in number of Securities: 227,249

Current Balance: 338,549

Current Holding Percentage of this type of Securities: 0.02%

Current Holding Percentage of Share Capital and Voting Rights: 0.04%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.04%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260405

Name and Type of Security: Series F Debentures

Type of Change: sale of debentures on the TASE

Date of Change: October 16, 2013—October 24, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 1,789,009.50

Holding Percentage of this type of Securities on the last report: 0.21%

Change in number of Securities: -959,171

Current Balance: 829,838.50

Current Holding Percentage of this type of Securities: 0.10%

Current Holding Percentage of Share Capital and Voting Rights: 0.04%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.04%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 1260546

Name and Type of Security: Series K Debentures

Type of Change: purchase of debentures on the TASE

Date of Change: October 20, 2013—October 23, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 445,400

Holding Percentage of this type of Securities on the last report: 0.02%

Change in number of Securities: 436,296

Current Balance: 881,696

Current Holding Percentage of this type of Securities: 0.04%

Current Holding Percentage of Share Capital and Voting Rights: 0.04%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.04%

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.